UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   August 5, 2009

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida

(State or Other Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission file number)	(IRS Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202

(Address of Principal Executive Offices)

(904) 354-2482

(Registrant's Telephone Number, Including Area Code)

www.fpic.com

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, is being furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On August 5, 2009, FPIC Insurance Group, Inc. issued an earnings press release announcing, among other things, its unaudited second quarter 2009 consolidated results of operations and financial condition. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibits

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated August 5, 2009 (furnished pursuant to Item 2.02)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

August 5, 2009

FPIC Insurance Group, Inc.

By: /s/ John R. Byers

John R. Byers
President and Chief Executive Officer

FPIC Insurance Group, Inc.

Exhibit Index to Form 8-K

Exhibit Number	Description of Exhibit
99.1	FPIC Insurance Group, Inc. Earnings Press Release dated August 5, 2009 (furnished pursuant to Item 2.02)

Exhibit 99.1

FPIC Insurance Group, Inc.
REPORTS SECOND QUARTER 2009 RESULTS

JACKSONVILLE, Fla. (Business Wire) – August 5, 2009 – FPIC Insurance Group, Inc. ("FPIC" or the "Company") (NASDAQ: FPIC) reported for the second quarter of 2009:

- operating earnings[1] of $8.2 million, or $1.09 per diluted common share, as compared to $10.3 million, or $1.16 per diluted common share, for the second quarter of 2008; and

- net income of $9.2 million, or $1.22 per diluted common share, as compared to $10.3 million, or $1.16 per diluted common share, for the second quarter of 2008.

For the six months ended June 30, 2008, FPIC reported:

- operating earnings of $16.6 million, or $2.16 per diluted common share, as compared to $21.2 million, or $2.35 per diluted common share, for the first six months of 2008; and

- net income of $17.6 million, or $2.29 per diluted common share, as compared to $21.2 million, or $2.34 per diluted common share, for the first six months of 2008.

---

(1)   To supplement the consolidated financial information presented herein in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we report operating earnings and certain other non-GAAP financial measures widely used in the insurance industry to assist in evaluating financial performance over time. For additional information and reconciliation to GAAP results, see the section entitled ***Non-GAAP Financial Measures***, found later in this press release.

"Our second quarter financial results, including our strong operating earnings per share and significant book value growth, demonstrate our unwavering focus on achieving sustainable shareholder value," said John R. Byers, President and Chief Executive Officer. "We also continued to achieve excellent retention of existing business and to grow our policyholder base during the quarter. These results reflect our ongoing commitment to and the success of our business strategies."

Other Unaudited Financial and Operational Highlights for Second Quarter 2009

(as compared to second quarter 2008 unless otherwise indicated)

- Our policyholder retention was 95 percent on a national basis and 96 percent in Florida as of June 30, 2009 and 2008.
- Our professional liability policyholders, excluding alternative risk arrangements, increased 5 percent to 13,999 policyholders as of June 30, 2009 from 13,316 policyholders as of June 30, 2008.

FPIC Press Release: 1

- During the quarter, we recognized $5.0 million in favorable prior year reserve development compared to $4.0 million in second quarter 2008. The resulting calendar year loss ratio was 57.7 percent for the second quarter 2009 compared to 58.2 percent for 2008.

- Consolidated revenues were 9 percent lower primarily as the result of lower Florida premium rates, as well as lower net investment income.

- Lower rates in our Florida market and changes in business mix, offset to some extent by growth in professional liability policyholders, resulted in a 15 percent decline in net premiums written.

- Net investment income was 6 percent lower as a result of a decrease in average invested assets and a lower yield on cash and cash equivalents partially offset by a slight increase in the average yield on fixed income securities.

- Our expense ratio was 26.5 percent compared to 21.7 percent for 2008. The higher ratio was primarily due to lower net premiums earned, as well as a lesser impact from the recovery of previous insurance guaranty fund assessments.

- Book value per common share grew 11 percent from December 31, 2008 to $37.04 as of June 30, 2009. The statutory surplus of our insurance subsidiaries as of June 30, 2009 was $236.0 million and the ratio of net premiums written to surplus was 0.6 to 1.

- In July 2009, our Board of Directors approved a 500,000 share increase in our share repurchase program. On a trade date basis, we repurchased 378,644 shares of our common stock during the three months ended June 30, 2009 at an average price of $31.22 per share. Through July 31, 2009, we have repurchased an additional 135,496 shares of our common stock at an average price of $31.21 per share, and had remaining authority from our Board of Directors to repurchase an additional 623,474 shares as of that date.

- On July 30, 2009, we announced a definitive agreement to acquire Advocate, MD Financial Group Inc., which through its subsidiary is the fourth largest provider of medical professional liability insurance in Texas.

Conference Call Information

We will host a conference call at 11:00 a.m., Eastern Time, Thursday, August 6, 2009, to review our second quarter 2009 results and to discuss the contemplated Advocate, MD Financial Group, Inc. acquisition.   To access the conference call, dial (866) 830-9065 (USA and Canada) or (660) 422-4543 (International) and use the conference ID code 19993657.

The conference call will also be broadcast live over the Internet in a listen-only format via the Company's corporate website at http://www.fpic.com. To access the call from the Company's home page, click on "Investor Relations" where a conference call link will be provided to connect listeners to the call. Questions can be submitted in advance of the call until 10:00 a.m., Eastern Time, Thursday, August 6, 2009, via e-mail to ir@fpic.com. The Company will also provide a link on the "Investor Relations" page of its corporate website where questions can be submitted.

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 2:30 p.m., Eastern Time, Thursday, August 6, 2009, and ending at 11:59 p.m., Eastern Time, Thursday, August 13, 2009. To access the telephone replay, dial (800) 642-1687 (USA and Canada) or (706) 645-9291 (International) and use the conference ID code 19993657. A replay of the conference call webcast will also be available beginning at 2:30 p.m., Eastern Time, Thursday, August 6, 2009, on the Company's website.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements: of our plans, strategies and objectives for future operations; concerning new products, services or developments; regarding future economic conditions, performance or outlook; as to the outcome of contingencies; of beliefs or expectations; and of assumptions underlying any of the foregoing. Forward-looking statements may be identified by their use of forward-looking terminology, such as "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "anticipates," "projects" and similar words or expressions. You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of this press release.

Factors that might cause our results to differ materially from those expressed or implied by the forward-looking statements contained in this press release include, but are not limited to:

i) The effect of negative developments and cyclical changes in the medical professional liability insurance business;

ii) The effects of competition, including competition for agents to place insurance, of physicians electing to self-insure or to practice without insurance coverage, and of related trends and associated pricing pressures and developments;

iii) Business risks that result from our size, products, and geographic concentration;

iv) The risks and uncertainties involved in determining the rates we charge for our products and services, as well as these rates being subject to or mandated by legal requirements and regulatory approval;

v) The actual amount of our new and renewal business;

vi) The uncertainties involved in the loss reserving process, including the possible occurrence of insured losses with a frequency or severity exceeding our estimates;

vii) The unpredictability of court decisions and our exposure to claims for extra contractual damages and losses in excess of policy limits;

viii) Developments in financial and securities markets that could affect our investment portfolio;

ix) Legislative, regulatory or consumer initiatives that may adversely affect our business, including initiatives seeking to lower premium rates;

x) The passage of additional or repeal of current tort reform measures, and the effect of such measures;

xi) Assessments imposed by state financial guaranty associations or other insurance regulatory bodies;

xii) Developments in reinsurance markets that could affect our reinsurance programs or our ability to collect reinsurance recoverables;

xiii) The loss of the services of any key members of senior management;

xiv)   Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on our behalf; and

xv)   The completion of the acquisition of Advocate, MD Financial Group Inc.;

xvi)   Other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2008, including *Item 1A. Risk Factors* and *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,* filed with the Securities and Exchange Commission ("SEC") on March 4, 2009, and other factors discussed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 5, 2009.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

To supplement the consolidated financial information presented herein in accordance with GAAP, we report certain non-GAAP financial measures widely used in the insurance industry to evaluate financial performance over time. Operating earnings is a non-GAAP financial measure used by investors and analysts in the insurance sector to facilitate understanding of results by excluding: (i) the net effects of realized capital gains and losses, which are more closely tied to the financial markets; (ii) the cumulative effects of accounting changes and other infrequent or non-recurring items, which can affect comparability across reporting periods; and (iii) discontinued operations. Tangible book value is another non-GAAP financial measure used by investors and analysts to gauge book values excluding goodwill and other intangible assets.

The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, see the tables below the caption "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures," provided later in this release. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance and allow for greater transparency with respect to supplemental information used by us in our financial and operational decision-making.

Corporate Profile

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

Contact Information

FPIC Insurance Group, Inc.
Investor Relations, Dana Mullins
904-360-3612
225 Water Street, Suite 1400
Jacksonville, Florida 32202

For all your investor needs, FPIC is on the Internet at **www.fpic.com** or e-mail us at ir@fpic.com.

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data

Selected Data Based on the Consolidated Statements of Income:

(in thousands, except earnings per common share)	For the Quarter Ended		For the Six Months Ended	
	June 30, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008
Revenues				
Net premiums earned	$ **37,668**	42,823	$ **76,080**	87,116
Net investment income	**7,122**	7,599	**14,341**	15,346
Net realized investment gains (losses)	**1,025**	(30)	**967**	(121)
Other income	**84**	101	**180**	198
Total revenues	**45,899**	50,493	**91,568**	102,539
Expenses				
Net losses and loss adjustment expenses	**21,740**	24,902	**44,980**	50,057
Other underwriting expenses	**9,995**	9,298	**19,101**	19,239
Interest expense on debt	**903**	931	**1,798**	1,996
Other expenses	**—**	—	**—**	8
Total expenses	**32,638**	35,131	**65,879**	71,300
Income before income taxes	**13,261**	15,362	**25,689**	31,239
Less: Income tax expense	**4,070**	5,033	**8,110**	10,083
Net income	$ **9,191**	10,329	$ **17,579**	21,156
Basic earnings per common share:	$ **1.24**	1.19	$ **2.34**	2.41
Basic weighted-average common shares outstanding	**7,400**	8,681	**7,527**	8,769
Diluted earnings per common share:	$ **1.22**	1.16	$ **2.29**	2.34
Diluted weighted-average common shares outstanding	**7,533**	8,921	**7,680**	9,033
Net realized investment gains (losses):				
Net realized investment gains before credit related impairments	$ **1,025**	24	$ **2,322**	20
Total other-than-temporary impairments on investments	**—**	(54)	**(1,355)**	(141)
Portion of other-than-temporary impairments recognized in other comprehensive loss	**—**	—	**—**	—
Credit related impairments included in net realized investment gains (losses)	**—**	(54)	**(1,355)**	(141)
Net realized investment gains (losses)	$ **1,025**	(30)	$ **967**	(121)

FPIC Press Release: 5

Selected Data Based on the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows:

(in thousands, except data per common share)

	As of June 30, 2009	As of December 31, 2008
Total cash and investments	$ 710,581	712,665
Total assets	$ 977,332	997,985
Liability for losses and loss adjustment expenses ("LAE")	$ 538,889	555,848
Liability for losses and LAE, net of reinsurance	$ 409,534	419,997
Long-term debt	$ 46,083	46,083
Accumulated other comprehensive loss, net	$ (1,969)	(12,389)
Shareholders' equity	$ 267,438	259,894
Book value per common share	$ 37.04	33.31
Book value per common share, excluding the impact of unrealized investment gains and losses [(1),(2)]	$ 36.78	34.30
Tangible book value per common share [(1),(3)]	$ 35.54	31.92
Common shares outstanding	7,220	7,803
Consolidated statutory surplus of insurance subsidiaries	$ 235,954	242,812

(in thousands)

	For the Quarter Ended		For the Six Months Ended	
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Cash flows from continuing operations				
Net cash provided by operating activities	$ 3,287	3,380	$ 6,055	14,299
Net cash provided by (used in) investing activities	$ 20,003	(34)	$ 23,115	(6,763)
Net cash used in financing activities	$ (9,654)	(20,115)	$ (22,067)	(29,687)

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(1) For additional information regarding the use of non-GAAP financial measures, see the discussion provided earlier in this release captioned "Non-GAAP Financial Measures" and the "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures" provided later in this release.

(2) Excludes the impact of an accumulated other comprehensive gain associated with investments of $1.9 million as of June 30, 2009 and the impact of an accumulated other comprehensive loss associated with investments of $7.7 million as of December 31, 2008.

(3) Excludes goodwill of $10.8 million as of June 30, 2009 and December 31, 2008.

Selected Insurance Data:

(in thousands)	For the Quarter Ended		
	June 30, 2009	Percentage Change	June 30, 2008
Direct premiums written [1]	$ **36,506**	-13%	42,092
Assumed premiums written	**—**	0%	—
Ceded premiums written	**(5,131)**	0%	(5,128)
Net premiums written [1]	$ **31,375**	-15%	36,964

(in thousands)	For the Six Months Ended		
	June 30, 2009	Percentage Change	June 30, 2008
Direct premiums written [1]	$ **82,110**	-13%	93,947
Assumed premiums written	**—**	0%	—
Ceded premiums written	**(11,476)**	7%	(12,397)
Net premiums written [1]	$ **70,634**	-13%	81,550

	As of June 30, 2009	Percentage Change	As of June 30, 2008
Professional liability policyholders in force	**13,999**	5%	13,316
Professional liability policyholders in force under alternative risk arrangements	**227**	110%	108
Total professional liability policyholders in force	**14,226**	6%	13,424

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(1)   Includes $0.5 million and $2.0 million of premiums associated with alternative risk arrangements for the three and six months ended June 30, 2009, respectively, compared to $0.3 million and $1.7 million for the comparable periods in 2008, respectively. Management fees for such arrangements are included in other income.

(in thousands)	For the Six Months Ended		
	June 30, 2009	Percentage Change	June 30, 2008
Net paid losses	$ 33,512	22%	27,550
Less: Net paid losses on assumed business in run-off	501	20%	417
Net paid losses excluding assumed business in run-off	33,011	22%	27,133
Net paid LAE	21,931	-19%	27,088
Less: Net paid LAE on assumed business in run-off	—	-100%	70
Net paid LAE excluding assumed business in run-off	21,931	-19%	27,018
Net paid losses and LAE excluding assumed business in run-off	$ 54,942	1%	54,151

	For the Six Months Ended		
	June 30, 2009	Percentage Change	June 30, 2008
Total professional liability claims closed without indemnity payment	292	4%	280
Total professional liability incidents closed without indemnity payment	350	72%	203
Total professional liability claims and incidents closed without indemnity payment	642	33%	483
Total professional liability claims with indemnity payment	169	16%	146
CWIP ratio on a rolling four quarter basis[1]	37%		32%
CWIP ratio, including incidents, on a rolling four quarter basis [1]	18%		16%

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[1] The claims with indemnity payment ("CWIP") ratio is defined as the ratio of total professional liability claims with indemnity payment to the sum of total professional liability claims with indemnity payment and total professional liability claims closed without indemnity payment.

	For the Six Months Ended		
	June 30, 2009	Percentage Change	June 30, 2008
Total professional liability claims reported during the period	**388**	6%	365
Total professional liability incidents reported during the period	**485**	-6%	514
Total professional liability claims and incidents reported during the period	**873**	-1%	879
Total professional liability claims and incidents that remained open	**3,423**	-5%	3,600

Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures

Reconciliation of our Combined Ratio to the Combined Ratio, Excluding Insurance Guaranty Fund Recoveries:

		For the Quarter Ended		For the Six Months Ended	
		June 30, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008
Loss ratio					
Current accident year		**71.0%**	67.5%	**70.9%**	67.2%
Prior accident years		**-13.3%**	-9.3%	**-11.8%**	-9.7%
Calendar year loss ratio	A	**57.7%**	58.2%	**59.1%**	57.5%
Underwriting expense ratio	B	**26.5%**	21.7%	**25.1%**	22.0%
Insurance guaranty fund recoveries		**-0.9%**	-2.0%	**-1.0%**	-1.8%
Underwriting expense ratio excluding insurance guaranty fund recoveries	C	**27.4%**	23.7%	**26.1%**	23.8%
Combined ratio (Sum of A+B)		**84.2%**	79.9%	**84.2%**	79.5%
Combined ratio excluding insurance guaranty fund recoveries (Sum of A+C)		**85.1%**	81.9%	**85.2%**	81.3%

Reconciliation of Net Income to Operating Earnings:

(in thousands, except earnings per common share)	For the Quarter Ended		For the Six Months Ended	
	June 30, 2009	June 30, 2008	**June 30, 2009**	June 30, 2008
Net income	$ **9,191**	10,329	$ **17,579**	21,156
Adjustments to reconcile net income to operating earnings:				
Less: Net realized investment gains (losses), net of income taxes	**1,002**	(18)	**967**	(74)
Total adjustments	**1,002**	(18)	**967**	(74)
Operating earnings	$ **8,189**	10,347	$ **16,612**	21,230
Diluted earnings per common share	$ **1.22**	1.16	$ **2.29**	2.34
Less: Adjustments to reconcile net income to operating earnings	**0.13**	—	**0.13**	(0.01)
Operating earnings per common share	$ **1.09**	1.16	$ **2.16**	2.35
Diluted weighted-average common shares outstanding	**7,533**	8,921	**7,680**	9,033

Reconciliation of Shareholders' Equity to Tangible Shareholders' Equity:

(in thousands, except per common share data)	As of **June 30, 2009**	As of December 31, 2008
Shareholders' equity	$ **267,438**	259,894
Adjustments to reconcile shareholders' equity to tangible shareholders' equity:		
Goodwill	**(10,833)**	(10,833)
Tangible shareholders' equity	$ **256,605**	249,061
Common shares outstanding	**7,220**	7,803
Book value per common share	$ **37.04**	33.31
Tangible book value per common share	$ **35.54**	31.92

Reconciliation of Book Value per Common Share to Book Value per Common Share, Excluding the Impact of Net Unrealized Investment Gains (Losses):

(in thousands, except per common share data)

	As of June 30, 2009	As of December 31, 2008
Shareholders' equity	$ 267,438	259,894
Less: Net unrealized investment gains (losses)	1,855	(7,721)
Shareholders' equity, excluding the impact of net unrealized investment gains (losses)	$ 265,583	267,615
Common shares outstanding	7,220	7,803
Book value per common share	$ 37.04	33.31
Book value per common share, excluding the impact of net unrealized investment gains (losses)	$ 36.78	34.30

FPIC Press Release: 11